Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended Oct. 2,	Year Ended December 31,
(in millions, except ratios)	2011	2010	2009	2008	2007	2006

Determination of earnings:
Income from continuing operations
before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$10,469	$9,274	$10,668	$9,513	$9,120	$12,886
Less:
Noncontrolling interests	31	32	9	23	42	12
Income attributable to Pfizer Inc.	10,438	9,242	10,659	9,490	9,078	$12,874
Add:
Fixed charges	1,387	1,936	1,361	647	541	642
Total earnings as defined	$11,825	$11,178	$12,020	$10,137	$9,619	$13,516

Fixed charges:
Interest expense(a)	$1,285	$1,799	$1,233	$516	$397	$488
Preferred stock dividends(b)	4	6	7	8	11	14
Rents(c)	98	131	121	123	133	140
Fixed charges	1,387	1,936	1,361	647	541	642
Capitalized interest	17	36	34	46	43	29

Total fixed charges	$1,404	$1,972	$1,395	$693	$584	$671

Ratio of earnings to fixed charges	8.4	5.7	8.6	14.6	16.5	20.1

All financial information reflects the following as discontinued operations: Capsugel (the sale of which closed on August 1, 2011), the Company’s former consumer healthcare business, and certain European generics businesses.

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $240 million for the first nine months of 2011; $384 million for 2010; $337 million for 2009; $333 million for 2008; $331 million for 2007; and $200 million for 2006.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.